Greenhill & Co., Inc. 300 Park Avenue New York, NY 10022 December 17, 2012

Ms. Suzanne Hayes
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re: Greenhill & Co., Inc.
Form 10-K for Fiscal Year Ended December 31, 2011
Filed February 28, 2012
File No. 001-32147

Dear Ms. Hayes:

On behalf of Greenhill & Co., Inc. (the “Company”), I am writing to respond to the comments set forth in the letter of the staff of the U.S. Securities and Exchange Commission (the “Staff”) dated  December 6, 2012, related to the above-referenced filing.

We have reproduced below in italics the Staff’s comments in the order in which they were set out in your letter, numbered correspondingly, and have provided the Company’s response immediately below each comment.

Form 10-K for fiscal year ended December 31, 2011

Item 1.  Business, page 3

Regulation, page 6

1.
Please provide draft disclosure which briefly discusses the material regulations applicable to your operating subsidiaries.  We note that you have disclosed the regulators which oversee the company; however, you have not discussed the material regulations by which it is bound.

Response:

In response to the Staff’s comment, please find the draft disclosure below which briefly discusses the material regulations applicable to our operating subsidiaries:

Regulation

Our business, as well as the financial services industry generally, is subject to extensive regulation in the United States and elsewhere. As a matter of public policy, regulatory bodies in the United States and the rest of the world are charged with safeguarding the integrity of the securities and other financial markets and with protecting the interests of parties participating in those markets.

Certain of our businesses are subject to compliance with laws and regulations of U.S. federal and state governments, non-U.S. governments, their respective agencies and/or various self-regulatory organizations or exchanges, and any failure to comply with these regulations could expose us to liability and/or damage our reputation. Our businesses have operated for many years within a legal framework that requires our being able to monitor and comply with a broad range of legal and regulatory developments that affect our activities. However, additional legislation, changes in rules promulgated by self-regulatory organizations or changes in the interpretation or enforcement of existing laws and rules, either in the United States or elsewhere, may directly affect our mode of operation and profitability.

United States

In the United States, the Securities and Exchange Commission (“SEC”) is the federal agency responsible for the administration of the federal securities laws.  Greenhill & Co., LLC, a wholly-owned subsidiary of Greenhill through which we conduct our U.S. advisory business, is registered as a broker-dealer with the SEC, is a member of the Financial Industry Regulatory Authority (“FINRA”), and is licensed in all 50 states and the District of Columbia. Greenhill & Co., LLC is subject to regulation and oversight by the SEC. In addition, FINRA, a self-regulatory organization that is subject to oversight by the SEC, adopts and enforces rules governing the conduct, and examines the activities, of its member firms, including Greenhill & Co., LLC.  State and local securities regulators also have regulatory or oversight authority over Greenhill & Co., LLC.

Broker-dealers are subject to regulations that cover all aspects of the securities business.  Our business model is exclusively focused on providing financial advice to clients and we do not hold customer funds or securities, or carry on securities trading, lending or underwriting activities.  While this means that certain broker-dealer regulations, such as those pertaining to the use and safekeeping of customers’ funds and securities and the financing of customers’ purchases, may not be applicable to us, we remain subject to other applicable broker-dealer regulations, including regulatory capital levels, record keeping, and the conduct and qualifications of directors, officers and employees.  In particular, as a registered broker-dealer and member of a self-regulatory organization, Greenhill & Co. LLC is subject to the SEC’s uniform net capital rule, Rule 15c3-1.  Rule 15c3-1 specifies the minimum level of net capital a broker-dealer must maintain and also requires that a significant part of a broker-dealer’s assets be kept in relatively liquid form.  The SEC and various self-regulatory organizations impose rules that require notification when net capital falls below certain predefined criteria, limit the ratio of subordinated debt to equity in the regulatory capital composition of a broker-dealer and constrain the ability of a broker-dealer to expand its business under certain circumstances.  Additionally, the SEC’s uniform net capital rule imposes certain requirements that may have the effect of prohibiting a broker-dealer from distributing or withdrawing capital and requiring prior notice to the SEC for certain withdrawals of capital.

Greenhill & Co. LLC is also registered as a municipal advisor with the SEC and the Municipal Securities Rulemaking Board (“MSRB”). Greenhill & Co. LLC is impacted by various state and local regulations that restrict or prohibit the use of placement agents in connection with investments by public pension funds, including regulations in New York, Illinois and California. Similar measures are being considered or have been implemented in other jurisdictions.

Europe

Greenhill & Co. International LLP and Greenhill & Co. Europe LLP, our controlled affiliated partnerships with offices in the United Kingdom and Germany, respectively, through which we conduct our European advisory business, are licensed by and also subject to regulation by the United Kingdom’s Financial Services Authority (“FSA”).  Greenhill & Co. Europe LLP is also licensed and subject to regulation by the Federal Financial Supervisory Authority in Germany

(“BaFin”). The current UK regulatory regime is based upon the Financial Services and Markets Act 2000 (the “FSMA”), together with secondary legislation and other rules made under the FSMA. These rules govern all aspects of our advisory business in the United Kingdom, including carrying on regulated activities, record keeping, approval standards for individuals, anti-money laundering and periodic reporting.

Both Greenhill & Co. International LLP and Greenhill & Co. Europe LLP have obtained the appropriate European financial services passport rights to provide cross-border services into a number of other members of the European Economic Area (“EEA”). This “passport” derives from the pan-European regime established by the EU Markets in Financial Instruments Directive, which regulates the provision of financial services and activities throughout the EEA.

Greenhill & Co. Sweden AB was established in November 2012 and will provide financial advice to clients in Sweden and the wider Nordic region in due course, in accordance with applicable local laws and regulations.

Australia

Greenhill & Co. Australia PTY Limited, our Australian subsidiary, is licensed and subject to regulation by the Australian Securities and Investment Commission (“ASIC”) and must also comply with applicable provisions of the Corporations Act 2001 and other Australian legal and regulatory requirements, including capital adequacy rules, customer protection rules, and compliance with other applicable trading and investment banking regulations.

Asia

Greenhill & Co. Japan is registered with the Kanto Local Finance Bureau of the Ministry of Finance in Japan and is subject to regulation by the Financial Services Agency and the Securities and Exchange Surveillance Commission in Japan, and must comply with applicable provisions of the Financial Instruments and Exchange Act (“FIEA”) and other applicable Japanese legal and regulatory requirements, including customer protection rules and compliance with other applicable trading and investment banking regulations.

Greenhill & Co. Asia Limited is licensed under the Hong Kong Securities and Futures Ordinance (“SFO”) with the Securities and Futures Commission (“SFC”) and is regulated by the SFC. The compliance requirements of the SFC include, among other things, net capital, stockholders’ equity and periodic reporting requirements, and also the registration and training of certain employees and responsible officers.

General

Our business may also be subject to regulation by other governmental and regulatory bodies and self-regulatory authorities in other countries where Greenhill operates or conducts business.

We are subject to the Foreign Corrupt Practices Act (“FCPA”), which prohibits offering, promising, giving, or authorizing others to give anything of value, either directly or indirectly, to a non-U.S. government official in order to influence official action or otherwise gain an unfair business advantage, such as to obtain or retain business.  We are also subject to applicable anti-corruption laws in the United States and in the other jurisdictions in which we operate, such as the U.K. Bribery Act.  We have implemented policies, procedures, and internal controls that are designed to comply with such laws, rules, and regulations.

Item 1A.  Risk Factors, page 7

“Operational risks may disrupt our businesses, result in losses or limit our growth.” page 16

2.
We note your disclosure that you depend on your headquarters in New York City for the continued operation of your business and that a large number of personnel are located there.  To the extent you experienced an impact from Hurricane Sandy, please consider whether updated risk factor disclosure is necessary in future filings.

Response:

The Company’s New York City office is located in mid-town New York and remained operational during and after the arrival of Hurricane Sandy.  Because the Company is a financial advisory firm, which does not have securities trading operations or handle customer accounts, we are not reliant on specialized computer systems to conduct our operations.  We are, however, dependent upon certain information systems and technology to operate our accounting process and to communicate with our employees, clients and others.  We have disaster recovery systems and programs in place to mitigate the impact of the loss of our information systems and technology.  While we did not incur a material business disruption as a result of Hurricane Sandy, if we were unable to access our New York headquarters for an extended period of time there can be no assurance that we could have operated our business without interruption.  We believe the risk factor disclosure materially addresses the operational risks which may be caused by a business disruption and no further disclosure is necessary.

Notes to Consolidated Financial Statements, page F-10

Note 2 – Summary of Significant Accounting Policies, page F-11

Revenue Recognition, page F-11

3.
We note that you recognize private equity and real estate capital advisory fees at the time of the client’s acceptance of capital or capital commitments in accordance with the terms of the engagement letter. We also note your disclosure on page F-13 that included in the total advisory fee receivable balance at December 31, 2011 and 2010, respectively, were $21.3 million and $4.5 million of long term receivables related to private equity and real estate capital advisory engagements which are generally paid in installments over a period of three years. Please address the following related to your private equity and real estate capital advisory engagements:

(A)	Explain how these transactions work as an operational matter, and how you apply your revenue recognition criteria to such transactions.
(B)	Discuss the events that take place before you deem that a client’s acceptance of capital or capital commitment has occurred, and state when your performance obligations are complete.
(C)
Address whether such events occur over multiple periods or in a single period, and whether you recognize revenue related to these advisory transactions over multiple periods or in a single period. For example, to the extent that there are multiple closings related to such transactions, discuss how you recognize revenue as it relates to the multiple closings and how the recognized amounts are calculated.

(D)	State why the contractual term includes installments to be paid over a period of three years.
(E)	Discuss your own experience as it relates to collecting these advisory fees and whether you have ever experienced defaults on such fees over the contractual three year period.

(F)	Finally, tell us the specific GAAP guidance you apply in recognizing revenue related to these transactions.

Response:

(A)
As an operational matter, most private equity and real estate capital advisory placement assignments (“Capital Advisory”) begin when the client (either a General Partner or management company of a fund) enters into a written contract (engagement letter) with the Company whereby the client contracts to pay a placement fee to the Company for assistance with the securing of capital commitments to the fund.  The contract is executed by both parties.

The Company recognizes private equity and real estate capital advisory fee revenue at the time of the client’s acceptance of capital or capital commitments in accordance with the terms of the engagement letter.  Please see the response in (F) related to application of FASB ASC 605-10-S99-1 – Revenue Recognition.

(B)
The services rendered by the Company consist of advice on fund structure and size, review of offering memorandum and marketing materials, identifying prospective investors, determining negotiation strategy for current and potential investors, meeting with prospective investors, coordinating the due diligence process, and working with counsel to close the private placement. The culmination of a successful fund raising process will result in an investor executing a separate binding capital commitment contract with the fund, which is accepted by the General Partner of the fund as part of an interim or final fund closing. Under the terms of our engagement letter, the final closing of the private placement terminates our engagement and there are no further services performed by the Company.

(C)
The placement fee for the Company’s service is earned at each closing of the fund.  There can be more than one closing and the closings could occur in either a single period or multiple periods, depending upon the capital raising process.  The placement fee is generally determined as a percentage of capital committed to the fund. In most instances, the fee percentage stipulated in our engagement letter is a fixed amount and does not vary based upon the amount of capital commitments accepted by the General Partner.  When the fee percentage is fixed, revenue is recognized based on the committed capital amount multiplied by the fee percentage at the closing of the fund.  For multiple closings, revenue is based on the capital committed since the last closing multiplied by the fee percentage.  On occasion our engagement letter may provide for an increase in the fee percentage if the amount of aggregate capital committed to the fund exceeds a threshold amount.  In those instances, we recognize revenue based upon the lower fee percentage until the committed capital amount exceeds the threshold amount.

(D)
The extended payment term (semi-annual installments over a 3 year period) is an accommodation typical in the industry generally used to match the outflow for the placement fee payment, with the inflow of a portion of the management fees.  Generally, the terms of payment of placement fees, with respect to each closing, provide for 25% of the fee at closing and the remaining amount to be paid in semi-annual installments plus interest over a 3 year period. This practice exists because it is the fund industry convention for the General Partner or management company to fund the placement fee, which is generally 1-2 percent of committed capital, from a portion of the fund drawdowns used for payment of the management fees.  Management fees usually represent an annual payment to the General Partner of the fund by the limited partners of 2% of committed capital.

(E)
The Company provides services to well established private equity and real estate capital fund managers.  Prior to accepting an engagement, the Company will perform due diligence on the General Partner of the fund, its management and investors in its recent funds to evaluate among other things the credit worthiness of the General Partner and the fund investors. The extended payment terms are not indicative of the inability on the part of the General Partner or management company to pay the placement fee at the outset. Since the payment terms extend over a few years, the Company charges interest on the outstanding balance.  The interest rate charge is typically the prevailing market rate of interest at the time the engagement letter is negotiated. As with all receivables, the Company performs ongoing analysis of their collectability for purposes of determining whether a collectability reserve should be established.  The Company entered into the fund placement business in 2008 and since that time we have not realized any defaults in relation to the private equity and real estate capital advisory business.

(F)
The Company utilized FASB ASC 605-10-S99-1 – Revenue Recognition.  Under FASB ASC 605-10-S99-1 – Revenue Recognition, “revenue generally is realized or realizable and earned when all of the following criteria are met:”

(i)	“Persuasive evidence of an arrangement exists”

Please see description of evidence in response to question (A) above.

(ii)	“Delivery has occurred or services have been rendered”

Please see description of evidence in response to question (B) above.

(iii)	“Seller’s fee is fixed or determinable”

Please see description of evidence in response to question (C) above.

(iv)	“Collectability is reasonably assured”

Please see description of evidence in response to question (E) above.

4.
In addition to our comment above, please revise your disclosure in future filings to more explicitly disclose the key factors related to your revenue recognition policy for private equity and real estate capital advisory fees.

Response:

In response to the Staff’s comment, please find the draft disclosure below:

Revenue Recognition

Advisory Revenues

It is the Company’s accounting policy to recognize revenue when (i) there is persuasive evidence of an arrangement with a client, (ii) the agreed-upon services have been completed and delivered to the client or the transaction or events noted in the engagement letter are determined to be substantially complete, (iii) fees are fixed and determinable, and (iv) collection is reasonably assured.

The Company recognizes advisory fee revenues for mergers and acquisitions or financing advisory and restructuring engagements when the services related to the underlying transactions are completed in accordance with the terms of the engagement letter and all other requirements for revenue recognition are satisfied.

The Company recognizes private equity and real estate capital advisory fees at the time of the client’s acceptance of capital or capital commitments in accordance with the terms of the engagement letter, the interim or final closing of the fund and all other requirements for revenue recognition are satisfied.  The placement fee is generally determined as a percentage of capital committed to the fund and a fixed amount.

While the majority of the Company’s fee revenue is earned at the conclusion of a transaction or closing of a fund, on-going retainer fees are also earned and recognized as advisory fee revenue over the period in which the related service is rendered.

Schedule 14A filed March 9, 2012

Certain Relationships and Related Transactions, page 27

5.
We note that your founder and Chairman, Robert F. Greenhill, received total compensation of $3,813,752 in 2011, $2,649,000 of which consisted of restricted stock units. Please explain Mr. Greenhill’s role as an employee of the company and for what work he received this compensation. Also, to the extent that an employment agreement exists between the company and Mr. Greenhill please disclose its material terms and file a copy as an exhibit.

Response:

Robert F. Greenhill, founder, Chairman, director and employee of the Company, actively participates in various client revenue generating engagements as well as overall firm activities.  Consistent with our practice for compensating our executive officers and other senior professionals, Mr. Greenhill was compensated in 2011 on a pay-for-performance basis based on his relative contribution to the Company.

Similar to our arrangements with certain executive officers, we have an employment agreement with Mr. Greenhill that provides that he will be paid an annual base salary of $600,000, subject to annual review by the Compensation Committee, and that he may be awarded a bonus in an amount to be determined in the sole discretion of the Compensation Committee.  The employment agreement may be terminated by either party on 90 days’ notice.  Under the agreement, Mr. Greenhill is subject to limitations on his ability to compete with us during the term of his employment and for a three month period thereafter.  He is also prohibited from soliciting certain of our employees for a period of six months following the termination of his employment.  For additional disclosure on the material terms of Mr. Greenhill’s employment agreement, please refer to the “Management – Employment, Non-Competition and Pledge Agreements” section of the Company’s registration statement on Form S-1/A (No. 333-113526) filed on April 20, 2004.  Please also refer to Exhibit 10.2 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011 (Form of Greenhill & Co., Inc. Employment, Non-Competition and Pledge Agreement (incorporated by reference to Exhibit 10.2 to the Company’s registration statement on Form S-1/A (No. 333-113526) filed on April 20, 2004)), which contains the form of employment agreement used for Mr. Greenhill.

*                                    *                                *

In connection with our response to the Staff’s comments, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at (212) 389-1609.  Alternatively, should you have any questions about accounting matters, please do not hesitate to call Hal Rodriguez, our Chief Accounting Officer, at (212) 389-1516.  To the extent you have further comments, I would be grateful if a copy of any further comment letter could be sent to me via e-mail at gavin.solotar@greenhill.com.

Sincerely, /s/ Gavin Solotar Gavin Solotar Managing Director and General Counsel

cc: Christopher Grubb, Chief Financial Officer
      Harold. J. Rodriguez, Jr., Chief Accounting Officer